Independent Brokerage Solutions LLC
Statement of Financial Condition
As of December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68549

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Independent Brokerage Solutions, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__485 Madison Avenue - 15th Floor__
(No. and Street)

__New York__	__NY__	__10022__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Steinberg__	__(212) 751-4422__	__msteinberg@indiebrokers.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__YSL & Associates LLC - Suite 700__
(Name – if individual, state last, first, and middle name)

__11 Broadway__	__New York__	__NY__	__10004__
(Address)	(City)	(State)	(Zip Code)

__06/06/2006__	__2699__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Docusign Envelope ID: 70A91B6F-C6EA-4FF2-9A8C-049A9067C19C

OATH OR AFFIRMATION

I, Michael Steinberg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Independent Brokerage Solutions, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 2025

Signature: DocuSigned by: Michael Steinberg 8A376A97BC1F41F...

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INDEPENDENT BROKERAGE SOLUTIONS LLC
Contents
December 31, 2024

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Independent Brokerage Solutions LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Independent Brokerage Solutions LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Independent Brokerage Solutions LLC's auditor since 2016.

New York, NY

February 27, 2025

INDEPENDENT BROKERAGE SOLUTIONS LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash	$	592,136
Accounts receivable		141,481
Prepaid expenses		86,392
Other assets		16,244
Total assets	$	836,253

Liabilities and Members' Equity

Liabilities

Accounts payable and other accrued expenses	$	173,147
Contract liabilities		15,000
Total liabilities		188,147
Members' equity		648,106
Total liabilities and members' equity	$	836,253

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Independent Brokerage Solutions LLC (the "Company") was formed in the State of New York in December 2009. The Company changed its name effective May 19, 2020 in response to the requirements of Regulation BI. No other aspect of the Company organization changed. The Company registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on November 3, 2010. The Company is registered in all fifty states, the District of Columbia, Puerto Rico, Guam, and the Virgin Islands. The Company's ownership consisted of two members through June 30, 2024, after which, one member voluntarily resigned and the Company become a single member LLC. The Company is authorized to conduct a business in the Private Placement of securities; act as a Dealer Manager in best efforts distributions of shares in public non-traded REIT securities; conduct a business in exempt Regulation A offerings; and in conjunction with its clearing agent, the Company conducts the following business lines: retailing corporate debt and equity securities, both over-the-counter and through an exchange member; mutual funds; and, U.S. Government securities. The Company may also conduct Investment Advisory Services; the distribution of Third-Party Research; and, General Corporate Advisory and Compliance Consulting Services to other broker dealers, investment advisors, corporate clients, and hedge funds. The Company will continue indefinitely, unless terminated sooner by Management. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company introduced all customer accounts on a fully disclosed basis to its clearing agent, Pershing LLC, and maintains a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule). The Company terminated its clearing agreement with Pershing on June 30, 2024. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule) and Footnote 74 of SEC and will not hold customer funds or safe keep customer securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The company places its cash with high credit quality financial institutions. At times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Revenue Recognition and Account Receivable

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition and Accounts Receivable (continued)

Significant judgments

Revenues are recognized when transactions are completed, and revenues are earned and collectible. Revenue from contracts with customers mainly include private placement fees, corporate advisory fees, and other compliance consulting and supervision fees not directly related to securities transactions conducted on behalf of customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Accounts receivable and contract balances

Accounts receivable include private placement fees, corporate advisory fees, and other compliance consulting and supervision fees not directly related to securities transactions conducted on behalf of customers. Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company's expectation is that the credit risk associated with accounts receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

The Company did not have any contract assets at January 1, 2024 or December 31, 2024. The Company had contract liabilities of $0 and $15,000 at January 1, 2024 and December 31, 2024, respectively. The Company has outstanding accounts receivable of $77,821 and $141,481 at January 1, 2024 and December 31, 2024, respectively.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of effecting securities transactions via subscriptions on a subscription way basis, receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, providing consulting services and participating in best efforts distributions of securities. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Income Taxes

No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is treated as a partnership. The Company's income or loss is reportable by its members on their tax returns. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statement. The Company is subject to New York City Unincorporated Business Tax, a provision for which is reported on the statement of operations. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statement.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Fair Value Hierarchy</u> (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2024, the Company had net capital of $513,810 which was $501,267 in excess of its required net capital of $12,543. The Company's net capital ratio was .37 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with DFP Partners, CPA, P.C. ("DFP Partners"), a related entity, whereby DFP Partners and its affiliate provides certain administrative services and the use of certain office space in connection with the Company's operations. In exchange for these services and office space, the Company is billed a representative allocation of direct expenses based on square footage, human resources and other related factors. At December 31, 2024, the Company had no balance due to DFP Partners. DFP Partners as the majority owner, also guarantees to provide all necessary capital to the Company, in the event of extraordinary circumstances and the maintenance of adequate net capital. At December 31, 2024, due to Member balance of $13 is included in accounts payable and other accrued expenses.

NOTE 4 - SIGNIFICANT GROUP CONCENTRATION OF RISK

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business. One of the Company's accounts receivable accounted for approximately 61% of the accounts receivable balance at December 31, 2024.

NOTE 5 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective at December 31, 2024 or during the year then ended.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, and no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2024 or during the year then ended.

NOTE 7 - BENEFITS

The Company participates in a 401(k) profit sharing plan covering substantially all of its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, if the Company makes a contribution, it must at a minimum equal at least 3% of each participant's compensation, as defined under the plan.

NOTE 8 – OTHER ASSETS

Other assets were mainly consisting of registered representatives reimbursable expenses at year end.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in this financial statement subsequent to December 31, 2024 through the date when the financial statement was issued and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statement.